Exhibit 99.1

BABCOCK & BROWN AIR REPORTS FOURTH QUARTER AND FULL YEAR 2009
RESULTS
Dublin, Ireland, March 4, 2010 — Babcock & Brown Air Limited (NYSE: FLY) (“B&B Air”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the fourth quarter and full year of 2009.
Fourth Quarter 2009 Highlights
•	Net income of $13.7 million, EPS of $0.45

•	Available Cash Flow of $29.1 million, $0.96 per share

•	Unrestricted cash increased to $96.0 million at quarter end

•	Purchased $25.0 million principal amount of notes payable for $12 million

•	Fourth quarter dividend of $0.20 per share paid on February 19, 2010
2009 Full Year Highlights
•	Net income of $89.1 million, EPS of $2.89

•	Available Cash Flow of $125.8 million, $4.08 per share

•	Total cash increased to $235.2 million at year end

•	Purchased $169.4 million principal amount of notes payable for $83 million

•	Repurchased 2.2 million shares at an average price of $4.08 per share

•	Paid total annual dividends of $0.80 per share
“B&B Air had a strong fourth quarter to finish a very good 2009, during which the company took advantage of its strong cash flow to enhance shareholder value in several ways,” said Colm Barrington, CEO of B&B Air. “In what has been a difficult year for airlines globally, B&B Air’s portfolio of 62 modern and popular aircraft has performed strongly with an annual lease utilization factor of 98%. Additionally, our rents receivable at year-end were less than 2% of total annual rentals, an improvement over the previous year. Our policy of focusing on modern and widely used narrow body aircraft has given us great resilience in what has been a tough environment.”
“During the year, B&B Air increased its total cash balance to $235 million from $170 million and increased its free cash to $96 million from $57 million,” said Barrington. “We purchased $169.4 million principal amount of our notes payable for 49% of principal amount, which had a significant and positive impact on both our earnings and our balance sheet. We also repurchased 2.2 million shares at an average price of $4.08 per share. At year end we had 30.3 million shares outstanding, a reduction of 7% from a year earlier. All of these factors — a strong portfolio performance, debt purchases at a steep discount to principal amount and a reduction in the number of shares outstanding — had the effect of more than doubling our EPS as compared to 2008.”
“Looking ahead, we expect airline and financial market conditions to improve in 2010 and we will continue to evaluate aircraft acquisition opportunities and further initiatives to enhance shareholder value,” added Barrington. “Our strong financial position and deep industry experience provide us with the tools to achieve these objectives.”

Fourth Quarter and Full Year 2009 Financial Results
B&B Air’s net income and basic and diluted earnings per share for the fourth quarter of 2009 were $13.7 million and $0.45 per share compared to $9.4 million and $0.28 per share in the same period in the preceding year. The fourth quarter 2009 result includes a pre-tax gain of $12.5 million from purchasing $25.0 million principal amount of notes payable for $12.0 million. The 2008 result included a gain of $6.5 million from the sale of an aircraft.
Net income and basic and diluted earnings per share for the year ended December 31, 2009 were $89.1 million and $2.89 per share respectively, compared to $48.1 million and $1.44 per share in 2008. The 2009 results include a pre-tax gain of $82.7 million from the purchases of approximately $170 million principal amount of notes payable and a gain of $8.3 million from a lease termination settlement. The 2009 results also include amortization expense of $6.1 million associated with options to purchase $100.0 million principal amount of notes at a discount. The 2008 results included $11.7 million of end of lease revenue and gains of $11.4 million from the sale of two aircraft, neither of which are present in the 2009 results.
Total revenues for the fourth quarter of 2009 were $66.1 million compared to $60.7 million in the same period of the previous year, an increase of 9%. Operating lease revenue for the fourth quarter of 2009 was $52.5 million compared to $53.7 million in the same period of the previous year. The decrease is principally due to declines in lease rentals that adjust with LIBOR.
Total revenues for the year ended December 31, 2009 were $307.5 million compared to $236.1 million in 2008, an increase of 30%. Operating lease revenue for 2009 was $214.0 million compared to $218.9 million in 2008, a decrease of 2%. The decrease is principally due to declines in lease rentals that adjust with LIBOR, the absence of rent from aircraft sold in 2008 and $11.7 million of end of lease revenue in 2008, with no corresponding amount in 2009, all partially offset by a full year of revenue from the aircraft that were acquired during 2008.
Total expenses in the fourth quarter of 2009 were $48.8 million, compared to $49.9 million in the same period of the previous year, a decrease of 2%. The decrease was primarily due to lower interest expense as a result of reductions in LIBOR and repossession and remarketing costs incurred in the 4th quarter of 2008, partially offset by increases in depreciation and the amortization of the note purchase option fee. The $7.0 million cost of the option is being amortized on a straight line basis until the option expires in March 2010.
Total expenses for the year ended December 31, 2009 were $194.1 million compared to $181.1 million in 2008, an increase of 7%. The increase is primarily due to a full year of depreciation on the aircraft purchased in 2008 and amortization of the option fee, partially offset by lower repossession and remarketing costs in 2009.
Depreciation expense in the fourth quarter of 2009 was $21.2 million compared to $20.2 million in the same period of the previous year, an increase of 5%. For the year, depreciation of $83.7 million was $9.5 million or 13% higher than in 2008 primarily due to a full year of depreciation on aircraft purchased during 2008.

Interest expense in the fourth quarter of 2009 was $20.0 million compared to $22.6 million in the same period of the previous year, a decrease of 12%. The decrease is mainly due to lower LIBOR, which reduced interest costs on the debt amounts associated with aircraft whose lease rentals vary with LIBOR. For the year, the interest expense of $80.9 million was approximately $800,000, or 1% less than in 2008. The interest costs associated with the additional borrowings to fund the 2008 aircraft acquisitions was more than offset by lower LIBOR.
Selling, general and administrative (“SG&A”) expenses were $5.2 million in the fourth quarter of 2009 compared to $5.3 million in the same period of the previous year. SG&A expenses for the year were $21.1 million compared to $21.0 million in 2008. For 2009, SG&A expense was 6.9% of total revenue compared to 8.9% in 2008.
The provision for income taxes was $3.7 million in the fourth quarter of 2009 reflecting a 25% rate on the gain from the purchase of the notes. The effective income tax rate for the fourth quarter of 2009 was 21.2% compared to 13.3% for the same period in the previous year. For the year, the provision for income taxes was $24.4 million reflecting a tax rate of 21.5%, again mainly due to the higher rate on the gains from the note purchases. The effective income tax rate for the year ended December 31, 2008 was 12.5%.
Available Cash Flow
Available Cash Flow (“ACF”), which B&B Air defines as net income plus depreciation, lease incentive amortization, amortization of debt issue costs and the deferred tax provision, was $29.1 million for the fourth quarter of 2009 compared to $35.9 million for the same period in the previous year. ACF for the year ended December 31, 2009 was $125.8 million compared to $139.2 million in 2008. The declines in ACF in both the fourth quarter and the full year 2009 reflect the favorable impacts of end of lease revenue and aircraft sale gains in the 2008 results.
On a per share basis, ACF was $0.96 for the fourth quarter of 2009 compared to $1.07 in the same period of 2008. For the year ended December 31, 2009, ACF per share was $4.08 compared to $4.15 in 2008. The gain on the purchase of notes payable is not included in ACF.
ACF should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.
Dividend and Share Repurchases
On January 15th 2010, B&B Air declared a dividend of $0.20 per share in respect of the fourth quarter of 2009. This dividend was paid on February 19, 2010 to shareholders of record on January 29, 2010. This dividend represents 21% of ACF in the fourth quarter of 2009. The total dividend declared and paid in respect of 2009 was $0.80 per share, which was 20% of ACF in the year.

During the year ended December 31, 2009, B&B Air repurchased 2,208,963 shares at an average price of $4.08 per share or a total of $9.0 million. The repurchased shares represent approximately 7% of the shares outstanding at December 31, 2008. At December 31, 2009 there were 30,279,948 shares outstanding.
Under a $30 million share repurchase program expiring in June 2010, B&B Air may make further share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under the program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.
Financial Position
At December 31, 2009, B&B Air’s total assets were $2.02 billion, including flight equipment held for operating leases with a net book value of $1.75 billion. Restricted and unrestricted cash at December 31, 2009 totaled $235.2 million, of which $96.0 million was unrestricted. These amounts compare to total cash of $170.4 million and unrestricted cash of $56.8 million at December 31, 2008, increases of 38% and 69%, respectively.
Aircraft Portfolio
At December 31, 2009 B&B Air’s aircraft were on lease to 36 lessees in 19 countries.
The table below shows the aircraft in B&B Air’s portfolio on December 31, 2007, 2008, and 2009:

Portfolio On	Dec 31, 2007	Dec 31, 2008	Dec 31, 2009
Airbus A319	9	10	10
Airbus A320	16	17	17
Airbus A330	—	1	1
Boeing 737	16	19	19
Boeing 747	—	1	1
Boeing 757	10	12	12
Boeing 767	1	1	1
Boeing 777	—	1	1

Total	52	62	62

At December 31, 2009, the average age of B&B Air’s portfolio was 7.3 years weighted by the net book value of each aircraft. The average remaining lease term was 4.8 years, also weighted by net book value. At December 31, 2009 the leases were generating annualized revenues of $213 million.
Conference Call and Webcast
B&B Air’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, March 4, 2010.

Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 55937044 or ask an operator for the Babcock & Brown Air earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-706-645-9291 (International) or 800-642-1687 (North America) and enter confirmation code 55937044. The replay recording will be available for two weeks.
A live webcast of the conference call will be also available in the investor section of B&B Air’s website at www.babcockbrownair.com. An archived webcast will be available for one year.
About B&B Air
B&B Air acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft Management (“BBAM”), one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about B&B Air, please visit our website at www.babcockbrownair.com.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for B&B Air’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. B&B Air expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
# # #
Contact:
Matt Dallas
Babcock & Brown Air Limited
+ 1-203-769-5916
matt.dallas@babcockbrown.com

Babcock & Brown Air Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenues
Operating lease revenue	$52,530	$53,738	$213,964	$218,940
Finance lease income	—	—	—	2,446
Gain on sale of aircraft	—	6,458	—	11,437
Gain on purchases of notes payable	12,530	—	82,666	—
Lease termination settlement	600	—	8,307	—
Interest and other income	481	488	2,598	3,315

Total revenues	66,141	60,684	307,535	236,138

Expenses
Depreciation	21,162	20,172	83,650	74,161
Interest expense	19,956	22,571	80,925	81,689
Selling, general and administrative	5,206	5,250	21,094	20,989
Debt purchase option amortization	1,577	—	6,053	—
Maintenance and other costs	860	1,904	2,353	4,307

Total expenses	48,761	49,897	194,075	181,146

Net income before provision for income taxes	17,380	10,787	113,460	54,992
Provision for income taxes	3,681	1,437	24,367	6,867

Net income	$13,699	$9,350	$89,093	$48,125

Weighted average number of shares	30,279,948	33,439,998	30,831,637	33,524,074
Basic and diluted earnings per share	$0.45	$0.28	$2.89	$1.44
Dividends declared and paid per share	$0.20	$0.50	$0.80	$2.00

Babcock & Brown Air Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

	December 31, 2009	December 31, 2008
	(Audited)	(Audited)
Assets
Cash and cash equivalents	$95,972	$56,763
Restricted cash and cash equivalents	139,241	113,658
Rent receivables	3,927	4,148
Flight equipment held for operating leases, net	1,748,988	1,830,612
Deferred tax asset, net	10,465	40,734
Fair market value of derivative asset	30	2,368
Other assets, net	25,509	37,891

Total assets	2,024,132	2,086,174

Liabilities
Accounts payable and accrued liabilities	5,780	13,809
Rentals received in advance	9,656	9,476
Payable to related parties	8,106	2,728
Security deposits	34,425	35,664
Maintenance payment liability	118,224	88,526
Notes payable, net	657,649	826,301
Borrowings under aircraft acquisition facility	594,566	597,471
Credit facility	32,290	—
Fair market value of derivative liabilities	65,726	113,374
Other liabilities	13,186	9,412

Total liabilities	1,539,608	1,696,761

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 30,279,948 and 32,488,911 shares issued and outstanding at December 31, 2009 and 2008, respectively	30	32
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding outstanding	—	—
Additional paid-in capital	490,818	499,882
Retained earnings (deficit)	47,844	(16,584)
Accumulated other comprehensive loss, net	(54,168)	(93,917)

Total shareholders’ equity	484,524	389,413

Total liabilities and shareholders’ equity	$2,024,132	$2,086,174

Babcock & Brown Air Limited
Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure, to Net Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months
	ended	ended	Year ended	Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	$13,699	$9,350	$89,093	$48,125
Add (less):
Depreciation	21,162	20,172	83,650	74,161
Amortization of lease incentives	1,127	2,333	4,315	2,333
Amortization of debt issue costs	2,047	2,443	7,251	7,532
Gain on purchases of notes payable	(12,530)	—	(82,666)	—
Provision for deferred income taxes	3,634	1,630	24,198	7,054

Available cash flow	$29,139	$35,928	$125,841	$139,205

Weighted average shares outstanding	30,279,948	33,439,998	30,831,637	33,524,074

Available cash flow per share	$0.96	$1.07	$4.08	$4.15

B&B Air defines Available Cash Flow (“ACF”) as net income plus depreciation, amortization of lease incentives and debt issue costs, and deferred income taxes. In addition, gain on purchases of notes payable is excluded from ACF. B&B Air’s definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. B&B Air believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of B&B Air’s ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing B&B Air’s operating performance. ACF should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. For additional information, please see B&B Air’s financial statements and “Management’s Discussion and Analysis of Operations and Financial Condition” that will be included in the periodic report it expects to file with the Securities and Exchange Commission with respect to the financial statements discussed herein.